SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lincoln Educational Services Corporation
(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

525 N. Tryon Street, 16th Floor

Charlotte, NC 28202

(704) 904-1450

with a copy to

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 533535100	13D	Page 2

1		NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,083*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,083*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,083*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14		TYPE OF REPORTING PERSON OO

* Includes 636,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 3

1		NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,083*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,083*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,083*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14		TYPE OF REPORTING PERSON PN

* Includes 636,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 4

1		NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,083*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,083*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,083*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14		TYPE OF REPORTING PERSON IN

* Includes 636,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 5

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on November 23, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”). Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) TALANTA Investment Group, LLC, a Delaware limited liability company (the “GP”), (ii) TALANTA Fund, L.P., a Delaware limited partnership (the “Fund”), and (iii) Justyn R. Putnam (“Mr. Putnam”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of each of the GP, the Fund and Mr. Putnam is 525 N. Tryon Street, 16th Floor, Charlotte, North Carolina 28202.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 and Item 5(c) below, the Fund purchased 1,500 shares of Series A Convertible Preferred Stock, no par value per share (the “Series A Preferred Stock”), from the Company, at purchase price of $1,000 per share, for an aggregate purchase price of $1,500,000. The source of these funds was working capital of the Fund.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons (not including the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock), including brokerage commissions, was approximately $2,993,692. The source of these funds was working capital of the Fund.

Item 4. Purpose of Transaction.

On November 14, 2019, the Fund, as buyer, entered into a securities purchase agreement among the Company, the Fund, and the other investors party thereto, pursuant to which the Fund purchased 1,500 shares of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share (for an aggregate purchase price of $1,500,000), in a privately negotiated transaction.

Dividends on the Series A Preferred Stock, at the initial annual rate of 9.6%, are to be paid, in advance, from the date of issuance quarterly on each December 31, March 31, June 30 and September 30 with September 30, 2020 as the first dividend payment date. The Company, at its option, may pay dividends in cash or by increasing the number of conversion shares issuable upon conversion of the Series A Convertible Preferred Stock. The dividend rate is subject to increase (a) 2.4% per annum on the fifth anniversary of the issuance of the Series A Preferred Stock and (b) by 20% per annum but in no event above 14% per annum should the Company fail to perform certain obligations under the Charter Amendment.

Each share of Series A Preferred Stock, at any time, is convertible into a number of shares of Common Stock equal to (i) the sum of (A) $1,000 (subject to certain adjustments) plus (B) the dollar amount of any declared dividends on Series A Preferred Stock not paid in cash divided by (ii) the Series A Conversion Price (as defined and adjusted in the Charter Amendment (as defined below)) as of the applicable Conversion Date (as defined in the Charter Amendment). The initial Series A Conversion Price is $2.36.

If, at any time following November 14, 2022, the volume weighted average price of the Common Stock equals or exceeds 2.25 times the Series A Conversion Price for a period of 20 consecutive trading days and, on each such trading day, at least 20,000 shares of Common Stock was traded, the Company may require that any or all of the then outstanding shares of Series A Preferred Stock be automatically converted into shares of Common Stock at the then-applicable convertible formula (as described above). In addition, beginning November 14, 2024, the Company may redeem all or any of the Series A Preferred Stock.

CUSIP NO. 533535100	13D	Page 6

Holders of shares of Series A Preferred Stock will be entitled to vote with the holders of shares of Common Stock and not as a separate class, at any annual or special meeting of stockholders of the Company, on an as-converted basis. A majority of the voting power of the Series A Preferred Stock must approve certain significant actions of the Company. Additionally, the holders of Series A Preferred Stock, voting as a separate class, have the right to appoint one director to the Board of Directors of the Company, until the later of (i) the shares of Series A Preferred Stock have been converted into Common Stock or (ii) a holder still owns Conversion Shares (as defined in the Charter Amendment) and the sum of such Conversion Shares plus any other shares of Common Stock represent at least 10% of the total outstanding shares of Common Stock. In connection therewith, John A. Bartholdson, an affiliate of the other investors party to the securities purchase agreement, was appointed to the Company’s Board of Directors.

The securities purchase agreement contains various other terms and provisions.

In connection with the execution of the securities purchase agreement, the Fund entered into a registration rights agreement with the Company providing for the registration of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock into Common Stock.

The securities purchase agreement, Articles of Amendment relating to the Series A Preferred Stock (the “Charter Amendment”), and the registration rights agreement are listed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Statement and are hereby incorporated herein by reference. The foregoing descriptions of the securities purchase agreement, Charter Amendment and registration rights agreement are not complete and are qualified in their entirety by reference to the full text of the relevant document.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,422,083 shares of Common Stock, including 636,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock. The Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder. Assuming the conversion of the Series A Preferred Stock, the Reporting Persons beneficially own approximately 9.4% of the Company’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 25,231,710 shares of Common Stock reported by the Company as outstanding as of November 12, 2019 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019, plus 636,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Fund into shares of Common Stock.

The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund, and consequently the GP and Mr. Putnam may be deemed to have indirect beneficial ownership of such shares. The GP and Mr. Putnam disclaim such beneficial ownership.

(c) Transactions effected by each of the Reporting Persons in the Common Stock in the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, on November 14, 2019, the Fund, as buyer, entered into a securities purchase agreement among the Company, the Fund, and the other investors party thereto, pursuant to which the Fund purchased 1,500 shares of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share (for an aggregate purchase price of $1,500,000), in a privately negotiated transaction.

CUSIP NO. 533535100	13D	Page 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 and Item 5(c) above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 4, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated as of November 14, 2019, between the Company and the investors parties thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).

99.2	Certificate of Amendment, dated November 14, 2019, to the Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).

99.3	Registration Rights Agreement, dated as of November 14, 2019, between the Company and the investors parties thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).

CUSIP NO. 533535100	13D	Page 8

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 18, 2019

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM

CUSIP NO. 533535100	13D	Page 9

Schedule A

Transactions by the Fund in the Common Stock in the last 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09/30/2019	100	2.21
10/07/2019	293	2.15
10/15/2019	4,707	2.20
10/15/2019	5,000	2.17
10/16/2019	1,054	2.17
10/17/2019	3,946	2.17